                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              Exhibit 99.18

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Cronos Group Inc.

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

2.                                      Date of Material Change

October 19, 2017

3.                                      News Release

The news releases with respect to the material change referred to in this report, were disseminated on October 19, 2017 through the facilities of Marketwired.

4.                                      Summary of Material Change

Cronos Group Inc. (“Cronos” or the “Company”) announced a financing on a “bought deal” basis.

5.                                      Full Description of Material Change

Cronos announced that it has entered into a letter of engagement with PI Financial Corp. (“PI”) as lead underwriter on behalf of itself and other co-underwriters (the “Underwriters”) under which the Underwriters have agreed to purchase for re-sale 4,761,905 common shares of the Company (the “Shares”), on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price per Share of $3.15 (the “Offering Price”), for total gross proceeds of $15,000,000.75 (the “Offering”).

The Company has granted the Underwriters an over-allotment option to purchase up to an additional 714,285 Shares at the Offering Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering.

The Company intends to use the net proceeds of the Offering for general corporate purposes, to fund growth and to provide for possible future acquisitions.

The closing date of the Offering is scheduled to be on or about November 7, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short

Form Prospectus Distributions. PI may choose, in its discretion, to sell the Offering in the United States through its U.S. brokerage affiliate to investors who qualify under U.S. prospectus exemptions, and the Company will assist in this regard as reasonably requested. Any Shares sold in the United States will be to investors in reliance upon applicable registration exemptions (Rule 144A of the United States Securities Act of 1933, as amended and rule 506 of Reg. D).

6.                                      Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

October 23, 2017.